UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 3, 2022

BHP GROUP LIMITED

(ABN 49 004 028 077)

(Exact name of Registrant as specified in its charter)

VICTORIA, AUSTRALIA

(Jurisdiction of incorporation or organisation)

171 COLLINS STREET, MELBOURNE, VICTORIA 3000 AUSTRALIA

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:    ☒  Form  20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

BHP Notice of Meeting 2022 Bringing people and resources together to build a better world

The value we created FY2022 highlights Economic highlights Record underlying earnings per share1 470.6 USc 2022 2021 Record shareholder cash dividends per share2 325 USc 2022 2021 Profit from operations US$34.1 bn 2022 2021 Total economic contribution3 US$78.1 bn 2022 2021 1 For more information on Non-IFRS Financial Information, refer to the Operating and Financial Review released in August 2022 (OFR) 11. 2 This excludes the 386 US cents in specie dividend from distributing Woodside shares received as consideration for the sale of BHP Petroleum. 3 Total economic contribution includes payments to suppliers, wages and benefits for employees and contractors, dividends, taxes and royalties and voluntary social investment on a Total operations basis. 2 BHP Group Limited Notice of Meeting 2022 record concentrator throughout.

Social value highlights US$17.3 bn 40% increase payments to governments in local procurement over the past through taxes and royalties1 3 years, with US$2.7 bn directed to 2,700 local suppliers in FY2022 Indigenous peoples employee representation at the end of FY2022: 7.2% 8.7% 8.3% in Jansen Potash in Minerals in Minerals Project and Americas operations Australia operations operations in Canada in Chile in Australia 32.3% 29% 15% BHP Group Limited Notice of Meeting 2022 3

Contents Invitation from the Chair 06 Notice of Annual General Meeting 08 Explanatory Notes 10 Participating and voting 31 Our journey over the past year 2021 August Jansen 2021 development We are developing one of the world’s largest potash mines in Canada. The proposed mine has been designed based on a sustainable approach with a relatively low emissions footprint and low water intensity compared to existing potash mines. November Annual General 2021 Meetings Shareholders approved our Climate Transition Action Plan, which sets out the steps BHP intends to take with the goal of reducing our operational greenhouse gas emissions to net zero by 2050 and pursuing net zero in our value chain. We were the first company in Australia to seek a ‘Say on Climate’ resolution and our shareholders approved the resolution with a majority of 84.9% voting in favour. BHP Group Limited ABN 49 004 028 077 is registered in Australia. Registered office: 171 Collins Street, Melbourne, Victoria 3000, Australia. 4 BHP Group Limited Notice of Meeting 2022

June Woodside 2022 merger We successfully achieved completion of August Strong results 2022 released the merger of our Petroleum business with Woodside to create a global top 10 energy for FY2022 company by production. As part of the We delivered strong and consistent transaction, BHP distributed an in specie results and returns through our portfolio dividend to eligible BHP shareholders of and operating discipline. We achieved net A$5.38 per share/A$27.2 billion in the operating cashflow on a Total operations form of Woodside shares. basis of US$32.2 billion in FY2022, above US$15 billion for the sixth consecutive year. BHP May 2022 Mitsui Coal divestment We further focused our coal portfolio on higher-quality coals for steelmaking through the sale of our interests in BHP Mitsui Coal in May 2022. This followed the divestment of Cerrejón in January 2022. Record September dividend 2022 paid to shareholders for FY2022 We reduced debt and announced a final dividend of US$1.75 per share, bringing total cash dividends announced for the full year to a record US$3.25 per share. Unification January 2022 We successfully achieved completion of unification of our dual listed company structure to make us more agile and efficient. 2022 BHP Group Limited Notice of Meeting 2022 5

Invitation from the Chair 3 October 2022 Delivering value Dear Shareholder, Some highlights of the strong results and strategic milestones that we have achieved in I am pleased to invite you to the 2022 Annual FY2022 include: General Meeting (AGM) of BHP Group Limited (BHP). The AGM will be held on Thursday – more than 3.5 years fatality free 10 November 2022 at 10:00am (Perth time). – record dividend paid to shareholders After two years of virtual meetings, I am delighted – solid operational performance against a that we will meet with shareholders in person this challenging backdrop year at the first AGM of the newly unified BHP – accelerated a pipeline of growth in future Group. As a Board, we have also recently returned facing commodities to meeting in person and we have seen first-hand how much more engaging and productive these Shareholders will have seen that the last year conversations are. was a truly transformative year for BHP. We have reshaped our portfolio for the future. For those shareholders not able to join us in person, we invite you to participate in the meeting We did this through the strategic delivery of the by submitting questions and your proxy vote in merger of our Petroleum business with Woodside, advance of the meeting, and watching the webcast divestments in our coal portfolio with the sale of live online at bhp.com/limitedagm. our interests in Cerrejón and BHP Mitsui Coal and approval of the investment of US$5.7 billion in our Details of how to vote ahead of the meeting can be Jansen Potash Project in Canada. By consolidating found on pages 31 to 35. our dual listed company structure to a single parent company with a primary listing on the Australian Securities Exchange, we have become simpler and more agile. 6 BHP Group Limited Notice of Meeting 2022

1 Invitation from the Chair | 2 Notice of Annual General Meeting | 3 Explanatory Notes | 4 Participating and voting

These transformational changes align BHP's portfolio with global megatrends, such as population growth, urbanisation, rising living standards, decarbonisation and electrification, and position BHP to continue to accelerate growth in future facing commodities and deliver shareholder value for decades to come.

Board succession

Our structured approach to Board succession continued in FY2022 as we welcomed Michelle Hinchliffe and Catherine Tanna as independent Non-executive Directors in March 2022 and April 2022 respectively.

Malcolm Broomhead and John Mogford will retire from the BHP Board at the conclusion of the AGM. Malcolm joined the BHP Board in 2010, while John joined the Board in 2017. I would like to thank both Malcolm and John for their outstanding contribution to the Board and commitment to value creation for BHP shareholders. Malcolm and John have been instrumental to our ongoing success, in particular over the last 12 months where they contributed significantly as BHP successfully navigated major strategic changes. We wish them all the best for the future.

Board recommendation

The Board considers that the resolutions in Items 2 to 12 are in the best interests of shareholders of BHP and recommends that you vote in favour of those items.

Items 13, 14 and 15 have been requisitioned by a group of shareholders and are not endorsed by the Board. The Board considers that the resolutions for Items 13, 14 and 15 are not in the best interests of shareholders of BHP as a whole and recommends that you vote against these Items.

Thank you for your continued support of BHP. I encourage you to join us at the AGM and look forward to meeting our shareholders on the day.

Yours sincerely

Ken MacKenzie
Chair





BHP Group Limited | Notice of Meeting 2022 | 7

Notice of Annual General Meeting Notice is given that the 2022 Annual General Meeting (AGM) of BHP Group Limited (BHP) will be held at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia on Thursday 10 November 2022, starting at 10:00am (Perth time). If it is necessary or appropriate for BHP to make changes to the AGM arrangements or to give further updates, information will be provided on BHP’s website and lodged with the relevant stock exchanges. The Explanatory Notes form part of this Notice of Meeting and provide important information regarding the items of business to be considered at the AGM. Items of business Item 1 Item 11 Financial Statements and reports Adoption of the Remuneration Report To consider the Financial Statements for BHP Group To adopt the Remuneration Report for BHP Group Limited and the reports of the Directors and the Limited for the year ended 30 June 2022. Auditor for the year ended 30 June 2022. This is a non-binding advisory vote. Items 2 to 10 A voting exclusion applies to this resolution. Election and re-election of Non-executive Directors Item 12 Item 2 Approval of equity grants to the To elect Michelle Hinchliffe as a Director of BHP. Chief Executive Officer To approve the grant of awards to the Chief Executive Item 3 Officer, Mike Henry, under the Group’s Cash and To elect Catherine Tanna as a Director of BHP. Deferred Plan (CDP) and Long-Term Incentive Plan (LTIP) as set out in the Explanatory Notes to this Item 4 Notice of Meeting. To re-elect Terry Bowen as a Director of BHP. A voting exclusion applies to this resolution. Item 5 Items 13 to 15 To re-elect Xiaoqun Clever as a Director of BHP. Resolutions requisitioned by a group of shareholders Item 6 Under section 249N of the Corporations Act 2001 To re-elect Ian Cockerill as a Director of BHP. (Cth), Items 13, 14 and 15 have been requisitioned by a group of shareholders holding less than 0.01% of Item 7 BHP’s ordinary shares on issue. To re-elect Gary Goldberg as a Director of BHP. The Board recommends that shareholders vote Item 8 against Items 13, 14 and 15 for the reasons set out To re-elect Ken MacKenzie as a Director of BHP. in the Explanatory Notes to this Notice of Meeting. The Chair of the Meeting intends to vote Item 9 undirected proxies against Items 13, 14 and 15. To re-elect Christine O’Reilly as a Director of BHP. Item 10 To re-elect Dion Weisler as a Director of BHP. 8 BHP Group Limited Notice of Meeting 2022

1 Invitation the Chair from Notice General of Meeting Annual 3 Notes Explanatory 4 Participating and voting    Item 13 Item 15 Amendment to the Constitution Climate accounting and audit The following Item is a special resolution. The following Item is subject to and conditional on To amend the Constitution to insert a new clause 46: Item 13 being passed by the required majority. Member resolutions at general meeting Shareholders request that from the 2023 financial year, the notes to our company’s audited financial The shareholders in a general meeting may by ordinary statements include a climate sensitivity analysis that: resolution express an opinion, ask for information, or make a request, about the way in which a power of the – includes a scenario aligned with limiting warming company partially or exclusively vested in the directors to 1.5°C, has been or should be exercised. However, such a – presents the quantitative estimates and judgements resolution must relate to an issue of material relevance for all scenarios used, and to the company or the company’s business as identified – covers all commodities. by the company, and cannot either advocate action which would violate any law or relate to any personal Nothing in this resolution should be read as limiting claim or grievance. Such a resolution is advisory only the Board’s discretion to take decisions in the best and does not bind the directors or the company. interests of our company. The Board recommends that shareholders vote The Board recommends that shareholders vote against Item 13. against Item 15. Item 14 The resolutions in Items 2-12, 14 and 15 are Policy advocacy ordinary resolutions. Ordinary resolutions The following Item is subject to and conditional on require a simple majority of votes cast by Item 13 being passed by the required majority. shareholders entitled to vote on the resolution. Shareholders request that our company proactively The resolution in Item 13 is a special resolution advocate for Australian policy settings that are which requires a majority of at least 75% of consistent with the Paris Agreement’s objective of votes cast by shareholders entitled to vote on limiting global warming to 1.5°C. the resolution. Nothing in this resolution should be read as limiting the Board’s discretion to take decisions in the best interests of our company. The Board recommends that shareholders vote against Item 14. Attending in person Details on how to participate and vote in person can be found on pages 31 to 34. At BHP, we aim to provide a healthy, safe and inclusive workplace, free from harassment and bullying. We want all of our people to be treated fairly, respectfully and with dignity. In this spirit, we ask that shareholders and guests attending the AGM be courteous and respectful to others. The Chair reserves right to ensure that the meeting is conducted in this manner. Security measures will be in place to ensure your safety. Please note that bag searches will be in operation and any large or inappropriate items may be required to be stored in the cloakroom until the end of the event. BHP Group Limited Notice of Meeting 2022 9

Explanatory Notes Item 1 Financial Statements and reports The Corporations Act requires BHP to lay its financial report, Directors’ Report and Auditor’s Report for the financial year ending 30 June 2022. Shareholders are not required to vote on this Item, but shareholders will be given a reasonable opportunity as a whole to ask questions or make comments about the management of BHP. BHP’s Auditor will also be present at the meeting and shareholders as a whole will be given a reasonable opportunity to ask the Auditor questions about the conduct of the audit, the preparation and content of the Auditor’s Report, the accounting policies adopted by BHP in relation to the preparation of the Financial Statements, and the independence of the Auditor in relation to the conduct of the audit. The reports are contained in BHP’s Appendix 4E, which is available on BHP’s website at bhp.com/investors/financial-results-operational-reviews. Items 2 to 10 Election and re-election of Non-executive Directors Michelle Hinchliffe and Catherine Tanna are seeking election by shareholders for the first time, having each been appointed a Director after the 2021 AGM. The remaining Non-executive Directors, other than Malcolm Broomhead and John Mogford, submit themselves for re-election. Mr Broomhead and Mr Mogford are retiring at the end of the AGM without seeking re-election. The biographical details, relevant qualifications, experience and skills of each of the Directors standing for election or re-election are set out on pages 11 to 13. Under the Constitution of BHP Group Limited, at least one-third of Directors must retire (and may seek re-election) at each AGM. However, the Board has adopted a policy under which all Non-executive Directors must seek re-election annually. The Board annually reviews the performance of each Director seeking election or re-election at the AGM. The review is designed to assess the effectiveness of each person. All Directors seeking re-election at the 2022 AGM contributed to the review of every other Director during the year. The Nomination and Governance Committee has also reviewed the skills, backgrounds, knowledge, experience and diversity of geographic location, nationality and gender represented on the Board. On the basis of these reviews and for the reasons outlined on the following pages in relation to each Director, the Board considers all Directors seeking election and re-election demonstrate commitment to their role. The contribution of each Director is, and continues to be, important to BHP’s long-term sustainable success, and the Board as a whole has an appropriate mix of skills, backgrounds, knowledge, experience and diversity to operate effectively. All Non-executive Directors are considered by the Board to be independent, on the basis that they are independent of management and any business, interest or other relationship that could or could be perceived to materially interfere with the exercise of their objective, unfettered or independent judgement or their ability to act in the best interests of the BHP Group. The Directors’ Report 2022 (released with the Appendix 4E) and the Corporate Governance Statement 2022 (released with the Annual Report) contain further information on the independence of Directors. The Board (with the relevant Director seeking election or re-election abstaining) recommends shareholders vote in favour of Items 2 to 10 for the reasons set out on the following pages. 10 BHP Group Limited Notice of Meeting 2022

1 Invitation the Chair from 2 General Notice of Meeting Annual Notes Explanatory 4 Participating and voting    Item 2 Michelle Hinchliffe BCom, FCA, ACA Independent Non-executive Director Ms Hinchliffe has been a Director of BHP since 1 March 2022. She is a member of the Risk and Audit Committee. Michelle has over 20 years’ experience as a partner in KPMG’s financial services division. Michelle served as a member of KPMG’s UK Board and as the UK Chair of Audit between 2019 and 2022. Prior to this, she was a member of the KPMG UK Executive Committee in her role as Head of Audit from 2017 to 2019. Michelle led KPMG’s financial services practice in Australia between 2008 and 2013 and was a member of the KPMG Australia Board. Michelle is currently a Non-executive Director of Macquarie Group Limited and Macquarie Bank Limited (since March 2022). Prior to her appointment, BHP undertook appropriate background and experience checks on Michelle. Item 3 Catherine Tanna LLB, Hon DBA Independent Non-executive Director Ms Tanna has been a Director of BHP since 4 April 2022. She is a member of the Remuneration Committee and the Sustainability Committee. Catherine has more than 30 years’ experience in the resources, oil and gas, power generation and retailing sectors. Catherine served as Managing Director of EnergyAustralia between 2014 and 2021. Prior to this, she held senior executive roles with Shell and BG Group with responsibility for international operations. Catherine was also a member of the Board of the Reserve Bank of Australia from 2011 to 2021 and a Director of the Business Council of Australia from 2016 to 2021. Catherine is currently a Senior Advisor at McKinsey & Company Inc (since April 2022) and a member of the Advisory Board of Fujitsu Australia (since February 2022). Prior to her appointment, BHP undertook appropriate background and experience checks on Catherine. Item 4 Terry Bowen BAcct, FCPA, MAICD Independent Non-executive Director Mr Bowen has been a Director of BHP since 1 October 2017. He is Chair of the Risk and Audit Committee and a member of the Nomination and Governance Committee. Terry has significant executive experience across a range of diversified industries, deep financial expertise, and extensive experience in capital allocation discipline, commodity value chains and strategy. Terry was formerly Managing Partner and Head of Operations at BGH Capital and an Executive Director and Finance Director of Wesfarmers Limited. Prior to this, Terry held various senior executive roles within Wesfarmers, including as Finance Director of Coles, Managing Director of Industrial and Safety, and Finance Director of Wesfarmers Landmark. Terry is also a former Director of Gresham Partners and past President of the National Executive of the Group of 100 Inc. Terry is currently a Non-executive Director of Coles Group Limited (since October 2022), Chair of the Operations Group at BGH Capital (since January 2020), and a Director of Transurban Group (since February 2020), Navitas Pty Limited (since July 2019) and the West Coast Eagles Football Club (since May 2017). BHP Group Limited Notice of Meeting 2022 11

Explanatory Notes continued Item 5 Xiaoqun Clever Diploma in Computer Science and International Marketing, MBA Independent Non-executive Director Ms Clever has been a Director of BHP since 1 October 2020. She is a member of the Risk and Audit Committee. Xiaoqun has over 20 years’ experience in technology with a focus on software engineering, data and analytics, cybersecurity and digitalisation. Xiaoqun was formerly Chief Technology Officer of Ringier AG and ProSiebenSat.1 Media SE. Xiaoqun previously held various roles with SAP SE from 1997 to 2013, including Chief Operating Officer of Technology and Innovation. Xiaoqun was formerly a member of the Supervisory Board of Allianz Elementar Versicherungs and Lebensversicherungs AG (from 2015 to 2020). Xiaoqun is currently a Non-executive Director of Capgemini SE (since May 2019) and Amadeus IT Group SA (since June 2020) and on the Supervisory Board of Infineon Technologies AG (since February 2020). Xiaoqun is also the Co-Founder and Chief Executive Officer of LuxNova Suisse GmbH (since April 2018). Item 6 Ian Cockerill MSc (Mining and Mineral Engineering), BSc (Hons.) (Geology), AMP – Oxford Templeton College Independent Non-executive Director Mr Cockerill has been a Director of BHP since 1 April 2019. He is a member of the Risk and Audit Committee and the Sustainability Committee. Ian has extensive global mining operational, project and executive experience, having initially trained as a geologist. Ian previously served as Chair of both Polymetal International plc and BlackRock World Mining Trust plc, Lead Independent Director of Ivanhoe Mines Ltd, and a Non-executive Director of Orica Limited (from July 2010 to August 2019) and Endeavour Mining Corporation (from September 2013 to March 2019). Ian also formerly held chief executive roles at Anglo American Coal and Gold Fields Limited, and senior executive roles at AngloGold Ashanti and Anglo American Group. Ian is currently Senior Independent Director of Endeavour Mining Corporation (since May 2022), Chair of Cornish Lithium Ltd (since April 2022) and a Non-executive Director of I-Pulse Inc (since September 2010). Ian is also a Director of the Leadership for Conservation in Africa and the former Chair of Conservation 360. Item 7 Gary Goldberg BS (Mining Engineering), MBA Independent Non-executive Director and Senior Independent Director Mr Goldberg has been a Director of BHP since 1 February 2020, and was appointed BHP’s Senior Independent Director in December 2020. He is Chair of the Sustainability Committee and a member of the Nomination and Governance Committee. Gary has over 35 years of global executive experience, including deep experience in mining, strategy, risk, commodity value chain, capital allocation discipline and public policy. Gary served as the Chief Executive Officer of Newmont Corporation from 2013 to 2019, and prior to that, had been President and Chief Executive Officer of Rio Tinto Minerals. Gary has also previously been a non-executive director of Port Waratah Coal Services Limited and Rio Tinto Zimbabwe, and served as Vice Chair of the World Gold Council, Treasurer of the International Council on Mining and Metals, and Chair of the National Mining Association in the United States. 12 BHP Group Limited Notice of Meeting 2022

1 the Invitation Chair from 2 Notice General of Meeting Annual Explanatory Notes 4 Participating and voting    Item 8 Ken MacKenzie BEng, FIEA, FAICD Chair and Independent Non-executive Director Mr MacKenzie has been a Director of BHP since 22 September 2016, and was appointed Chair on 1 September 2017. He is Chair of the Nomination and Governance Committee. Ken has extensive global and executive experience and a deeply strategic approach, with a focus on operational excellence, capital discipline and the creation of long-term shareholder value. Ken was the Managing Director and Chief Executive Officer of Amcor Limited, a global packaging company with operations in over 40 countries, from 2005 until 2015. During his 23-year career with Amcor, Ken gained extensive experience across all of Amcor’s major business segments in developed and emerging markets in the Americas, Australia, Asia and Europe. Ken currently sits on the Advisory Board of American Securities Capital Partners LLC (since January 2016) and is a part-time adviser at Barrenjoey (since April 2021). Item 9 Christine O’Reilly BBus Independent Non-executive Director Ms O’Reilly has been a Director of BHP since 12 October 2020. She is Chair of the Remuneration Committee and a member of the Risk and Audit Committee and the Nomination and Governance Committee. Christine has over 30 years’ experience in the financial and infrastructure sectors, with deep financial and public policy expertise and experience in large-scale capital projects and transformational strategy. Christine served as Chief Executive Officer of the GasNet Australia Group and Co-Head of Unlisted Infrastructure Investments at Colonial First State Global Asset Management. Christine has also served as a Non-executive Director of Medibank Private Limited (from March 2014 to November 2021), Transurban Group (from April 2012 to October 2020), CSL Limited (from February 2011 to October 2020) and EnergyAustralia Holdings Limited (from September 2012 to August 2018). Christine is currently a Non-executive Director of Australia and New Zealand Banking Group (since November 2021), Stockland Limited (since August 2018), and the Baker Heart and Diabetes Institute (since June 2013). Item 10 Dion Weisler BASc (Computing), HonLLD Independent Non-executive Director Mr Weisler has been a Director of BHP since 1 June 2020. He is a member of the Remuneration Committee and the Sustainability Committee. Dion has extensive global executive experience, including transformation and commercial experience in the global information technology sector, with a focus on capital discipline, as well as perspectives on current and emerging ESG issues. Dion served as a Director and the President and Chief Executive Officer of HP Inc. from 2015 to 2019, and continued as a Director and Senior Executive Adviser until May 2020. Dion previously held a number of senior executive roles at Lenovo Group Limited. Prior to this, Dion was General Manager Conferencing and Collaboration at Telstra Corporation, and held various positions at Acer Inc., including as Managing Director, Acer UK. Dion is currently a Non-executive Director of Intel Corporation (since June 2020), a Non-executive Director of Thermo Fisher Scientific Inc. (since March 2017) and a Non-executive Director of Sapia & Co Ltd (since January 2022). BHP Group Limited Notice of Meeting 2022 13

Explanatory Notes continued Item 11 Adoption of the Remuneration Report The Remuneration Report is on pages 92 to 109 of BHP’s Appendix 4E released in August 2022, and includes our remuneration framework and remuneration arrangements for our Key Management Personnel (KMP) during FY2022. The vote on this Item is advisory only and does not bind the Directors or BHP. However, the Board will take the outcome of the vote into account when reviewing BHP’s remuneration framework. Shareholders will have a reasonable opportunity as a whole to ask questions about or make comments on the Remuneration Report. Voting exclusion statement BHP will disregard any votes cast on Item 11: – by or on behalf of a member of BHP’s KMP who are named in BHP’s Remuneration Report for the year ended 30 June 2022 or their closely related parties, regardless of the capacity in which the vote is cast; or – as a proxy by a person who is a member of BHP’s KMP at the date of the AGM or their closely related parties, unless the vote is cast as proxy for a person entitled to vote on Item 11: – in accordance with a direction in the proxy form; or – by the Chair of the AGM pursuant to an express authorisation in the proxy form to exercise the proxy even though Item 11 is connected with the remuneration of the KMP. The Board recommends shareholders vote in favour of this Item. Item 12 Approval of equity grants to the Chief Executive Officer BHP is seeking shareholder approval to grant Mike Henry, the Chief Executive Officer and an Executive Director of BHP, the following securities under BHP’s incentive plans: Plan Grant Cash and Deferred Plan (CDP) 44,335 CDP two-year awards and 44,335 CDP five-year awards Long-Term Incentive Plan (LTIP) 118,853 LTIP awards with a face value equal to 200% of Mr Henry’s annual base salary at the date of grant (i.e. US$1,750,000 x 200% = US$3,500,000) Uplift awards under the CDP and LTIP Awards relating to CDP for FY2020–21 and LTIP for 2017–21 If Item 12 is approved by shareholders, awards will be made under the CDP and LTIP on the terms set out below. Each award under the CDP and LTIP is a conditional right to one ordinary fully paid share in BHP, subject to meeting the applicable service and/or performance conditions. These instruments have been proposed as they create share price alignment between Mr Henry and ordinary shareholders but do not provide him with the full benefits of share ownership (such as dividend and voting rights) unless and until the awards vest. Under the Australian Securities Exchange (ASX) Listing Rule 10.14, shareholder approval is required for an issue of BHP securities to Directors. Approval would not be required where the terms of the scheme under which the grants are made require that the underlying shares are purchased on-market. However, BHP is seeking shareholder approval to provide flexibility regarding whether the underlying shares for Mr Henry’s awards are issued by BHP or purchased on-market. 14 BHP Group Limited Notice of Meeting 2022

1 Invitation from the Chair | 2 Notice of Annual General Meeting | 3 Explanatory Notes | 4 Participating and voting

CDP awards

BHP is seeking shareholder approval to grant Mr Henry CDP awards on the following basis:

Key term	Description
Number of CDP awards	44,335 CDP two-year awards and 44,335 CDP five-year awards.
Value of the CDP awards	The Board assessed Mr Henry's performance against the pre-determined CDP performance conditions and determined the value of the FY2022 CDP awards earned by Mr Henry is US$3,916,800. Under the CDP terms, this will comprise: one-third paid in cash in September 2022; one-third granted as CDP two-year awards; and one-third granted as CDP five-year awards (subject to a review as set out below).
How the number of awards was calculated	The number of CDP awards proposed to be granted to Mr Henry was calculated using the following formula: the maximum value of the CDP grant (being US$1,305,600 for the CDP two-year awards and US$1,305,600 for the CDP five-year awards) multiplied by the US$/A$ exchange rate (being the average exchange rate over the 12 months up to and including 30 June 2022, to convert the award value into Australian dollars) divided by the average daily closing price of BHP shares traded on the ASX over the 12 months up to and including 30 June 2022 (adjusted to eliminate the value of the in specie dividend distributed in connection with the merger of BHP's Petroleum business with Woodside Energy Group Ltd (**Merger**), from the daily BHP share prices between 1 July 2021 to 31 May 2022), and rounded down to the nearest whole number of awards.
Vesting of CDP awards	On vesting, each CDP award will entitle Mr Henry to receive one share in BHP. Before vesting, the awards do not carry entitlements to ordinary dividends or other shareholder rights. A dividend equivalent payment (**DEP**) is provided on vested CDP awards in the form of either cash, or additional shares. The DEP is calculated as the value of dividends which would have been received over the vesting period if Mr Henry had held shares in BHP, divided by the closing price of BHP shares on the date prior to vesting.The Remuneration Committee has a discretion to settle CDP awards in cash, or to not vest CDP awards if it determines that vesting is not justifiable or supportable, even if performance criteria have been satisfied.
Review at end of vesting period for five-year awards	Vesting of five-year deferred shares under the CDP is underpinned by a holistic review of performance at the end of the five-year vesting period, including a review of health, safety, environment and community (**HSEC**) performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.
Malus and clawback	The CDP rules allow the Remuneration Committee to reduce or clawback CDP awards in a range of circumstances, including where the participant acts fraudulently or dishonestly or is in material breach of their obligations to BHP.
Cessation of employment	On cessation of employment, a 'good leaver' may receive a pro-rated cash award based on performance for that year. 'Good leaver' treatment may apply where the cessation of employment with BHP is due to forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Group, or such other circumstances that do not constitute resignation or termination for cause. For a 'good leaver', the unvested CDP deferred awards generally remain on foot (wholly or in part) unless the Remuneration Committee determines otherwise. Where a participant is not a 'good leaver', all unvested CDP deferred awards will lapse.
Change of control	On a change of control event (for example, takeover, compromise or arrangement, winding up of BHP) as defined in the CDP rules, all unvested CDP two-year awards will vest in full and all unvested CDP five-year awards will vest pro rata (based on the proportion of the vesting period elapsed up to the date of the change of control event).

BHP Group Limited | Notice of Meeting 2022 | 15

Explanatory Notes continued

LTIP awards

BHP is seeking shareholder approval to grant Mr Henry LTIP awards on the following basis:

Key term	Description
Number of LTIP awards	118,853 LTIP awards with a face value equal to 200% of Mr Henry's annual base salary at the date of grant (i.e. US$1,750,000 x 200% = US$3,500,000).
How the number of LTIP awards was calculated	The number of LTIP awards proposed to be granted to Mr Henry was calculated using the following formula: the maximum value of the LTIP grant (being US$3,500,000) multiplied by the US$/A$ exchange rate (being the average over the 12 months up to and including 30 June 2022, to convert the award value into Australian dollars) divided by the average daily closing price of BHP shares traded on the ASX over the 12 months up to and including 30 June 2022 (adjusted to eliminate the value of the in specie dividend distributed in connection with the Merger from the daily BHP share prices between 1 July 2021 to 31 May 2022) rounded down to the nearest whole number of awards. The face value of US$3,500,000 was determined by considering Mr Henry's total target remuneration, taking into account a number of factors, including the appropriate total remuneration for Mr Henry's role and market competitiveness. The Remuneration Committee's independent adviser provided input.
Performance conditions	Vesting of Mr Henry's LTIP awards is conditional on achieving five-year relative total shareholder return (**TSR**) performance conditions as set out below: – 67% of Mr Henry's LTIP awards will vest subject to BHP's TSR relative to the MSCI World Metals and Mining index TSR (**Sector TSR**) – 33% of Mr Henry's LTIP awards will vest subject to BHP's TSR relative to the MSCI World index TSR (**World TSR**)
Testing of performance conditions	Vesting of either TSR component of the LTIP occurs on a sliding scale between the weighted 50th and 80th percentiles: – full vesting occurs where BHP's TSR is at or exceeds the weighted 80th percentile of the Sector TSR or the World TSR (as applicable) – threshold vesting (25% of each TSR component of the LTIP grant) occurs where BHP's TSR equals the 50th percentile (i.e. the median) of the Sector TSR or the World TSR (as applicable) Where the TSR performance condition is not met, there is no retesting and LTIP awards will lapse. Before deciding on incentive outcomes for Mr Henry, the Remuneration Committee first considers the achievement against the pre-determined performance conditions, then considers what is fair and commensurate to decide if the outcome should be reduced.
Vesting of LTIP awards	On vesting, each LTIP award will entitle Mr Henry to receive one share in BHP. Before vesting, the LTIP awards do not carry entitlements to ordinary dividends or other shareholder rights. A DEP is provided on vested LTIP awards in the form of either cash, or additional shares. The DEP is calculated as the value of dividends that would have been received over the vesting period if Mr Henry had held shares in BHP, divided by the closing price of BHP shares on the date prior to vesting. The Remuneration Committee has a discretion to settle LTIP awards in cash or to not vest LTIP awards if it determines that vesting is not justifiable or supportable, even if performance criteria have been satisfied.
Review at the end of the vesting period	Vesting of five-year performance rights under the LTIP is underpinned by a holistic review of performance at the end of the five-year performance period, including a review of HSEC performance, profitability, cash flow, balance sheet health, returns to shareholders, corporate governance and conduct over the five-year period.

16 | BHP Group Limited | Notice of Meeting 2022

1 Invitation from the Chair | 2 Notice of Annual General Meeting | 3 Explanatory Notes | 4 Participating and voting

Key term	Description
Malus and clawback	The LTIP rules allow the Remuneration Committee to reduce or clawback LTIP awards in a range of circumstances, including where the participant acts fraudulently or dishonestly or is in material breach of their obligations to the Group.
Cessation of employment	On cessation of employment, for a 'good leaver' unvested LTIP awards generally remain on foot on termination and are pro-rated for the portion of the vesting period served. The balance will lapse. These awards are eligible for vesting in the ordinary course, subject to any applicable performance conditions. 'Good leaver' treatment may apply where the cessation of employment with BHP is due to forced early retirement, retrenchment or redundancy, termination by mutual agreement or retirement with the agreement of the Group, or such other circumstances that do not constitute resignation or termination for cause. If the participant is not a 'good leaver', all unvested LTIP awards will lapse.
Change of control	On a change of control event (for example, takeover, compromise or arrangement, winding up of the Group) as defined in the LTIP rules, the Remuneration Committee may determine that unvested LTIP awards will either be (i) pro-rated (based on the proportion of the performance period elapsed up to the date of the change of control event) and vest to the extent the Remuneration Committee determines appropriate (with reference to performance against the performance condition up to the date of the change of control event and expectations regarding future performance) or (ii) lapsed if the Remuneration Committee determines the holders will participate in an acceptable alternative employee equity plan as a term of the change of control event.

Uplift awards

Employees of BHP who continued to be employed by BHP after the Merger completed on 1 June 2022 did not receive the in specie dividend for any unvested equity awards or matching entitlements, and the value of the underlying BHP shares they would receive on vesting was reduced due to the in specie dividend. To restore the value of the unvested equity awards to their pre-completion value, BHP granted those employees additional BHP equity awards on the same substantive terms as the original unvested incentive awards or matching entitlements (**Uplift awards**). In line with the treatment of equity awards for other employees, BHP is seeking shareholder approval to grant Mr Henry the following Uplift awards:

Key term	Description	
Number of Uplift awards	**FY2020 CDP**	5,344 two-year CDP awards, 5,344 five-year CDP awards
	FY2021 CDP	5,942 two-year CDP awards, 5,942 five-year CDP awards
	2017 LTIP	26,272 LTIP awards
	2018 LTIP	20,776 LTIP awards
	2019 LTIP	18,513 LTIP awards
	2020 LTIP	16,899 LTIP awards
	2021 LTIP	12,916 LTIP awards
How the number of Uplift awards was calculated	The proposed number of Uplift awards to be granted to Mr Henry was calculated using the following formula: the in specie dividend under the Merger was divided by the BHP share price on 31 May 2022 then multiplied by the number of unvested CDP or LTIP awards held before the Merger, rounded to a whole number.	
Material terms of Uplift awards	The proposed grants of Uplift awards will be made under the CDP and LTIP on the same terms that apply to the relevant awards. The Uplift awards in relation to the FY2020 CDP two-year awards and the 2017 LTIP are expected to vest immediately after they are granted, as the relevant awards vested in August 2022.	

BHP Group Limited | Notice of Meeting 2022 | 17

Explanatory Notes continued Other information There is no cost payable by Mr Henry and no loan made by BHP to Mr Henry in relation to the grant of the CDP or LTIP awards or the allocation of shares on vesting of the awards. Mr Henry is the only Director (or associate of a Director) entitled to participate in the CDP and LTIP in the year ended 30 June 2022. Details of Mr Henry’s maximum current total remuneration package are set out below. Further details of Mr Henry’s remuneration are contained in the Remuneration Report, released in August 2022. Remuneration component Amount Annual base salary US$1,750,000 Pension contribution 10% of annual base salary CDP – cash Maximum of 120% of annual base salary CDP – two-year awards Maximum of 120% of annual base salary CDP – five-year awards Maximum of 120% of annual base salary LTIP – five-year awards Maximum of 200% of annual base salary A total of 372,191 awards have been granted to Mr Henry under the CDP (including, in its previous format, the Short-Term Incentive Plan) (at no cost) as prior year short-term incentives and 1,469,362 awards have been granted to Mr Henry under the LTIP (at no cost) as prior year long-term incentives. If shareholder approval is obtained, the CDP and LTIP awards that are the subject of this approval will be granted to Mr Henry following the AGM, and prior to 10 November 2025. If shareholder approval is not obtained, the Board will consider alternative arrangements to appropriately remunerate and incentivise Mr Henry. Details of any securities issued under the CDP and LTIP will be published in the Remuneration Report 2023, along with a statement that approval for the issue was obtained under ASX Listing Rule 10.14. Any additional persons covered by ASX Listing Rule 10.14 who become entitled to participate in an issue of securities under the CDP and LTIP after the resolution is approved and who were not named in this Notice of Meeting will not participate until approval is obtained under that rule. For information on the CDP and LTIP refer to Remuneration Report released in August 2022, available at bhp.com. Voting exclusion statement BHP will disregard any votes cast: – in vote favour is cast; of Item or 12 by or on behalf of Mr Henry, or his associates, regardless of the capacity in which the – on related Item parties. 12 as a proxy by a person who is a member of BHP’s KMP on the date of the AGM or their closely However, votes will not be disregarded if they are cast: – as proxy proxy or attorney or attorney to vote for a on person Item 12 entitled in that to way; vote on Item 12 in accordance with a direction given to the – authorisation by the Chair of to the exercise AGM as undirected proxy for proxies a person as entitled the Chair to of vote the on AGM Item decides; 12, in accordance or with an express – by beneficiary a holder provided acting solely the following in a nominee, conditions trustee, are custodial met: or other fiduciary capacity on behalf of a – voting, the beneficiary and is not provides an associate written of confirmation a person excluded to the holder from voting, that the on beneficiary Item 12; and is not excluded from – the in that holder way. votes on Item 12 in accordance with directions given by the beneficiary to the holder to vote The Board, with Mr Henry abstaining, recommends shareholders vote in favour of this Item. 18 BHP Group Limited Notice of Meeting 2022

1 the Invitation Chair from 2 General Notice of Meeting Annual Explanatory Notes 4 and Participating voting    Items 13 to 15 Resolutions requisitioned by groups of shareholders A group of 176 shareholders representing approximately 0.008% of the shares on issue in BHP have proposed Items 13 to 15 under section 249N of the Corporations Act. These shareholders have also requested, pursuant to section 249P of the Corporations Act, the statements set out in the Appendix to this Notice of Meeting be provided to shareholders. Items 14 and 15 are advisory resolutions and are conditional on Item 13 being passed by special resolution. If Item 13 is not passed, Items 14 and 15 will not be put to the meeting. However, BHP intends to allow a reasonable opportunity at the AGM for shareholders as a whole to ask questions on the subject matter of these Items. The Board recommends that shareholders vote against Items 13, 14 and 15. The Chair of the Meeting intends to vote undirected proxies against Items 13, 14 and 15. Item 13 Amendment to the Constitution Item 13 seeks an amendment to the Constitution of BHP. The Board does not consider the proposal set out in Item 13 to be in the interests of BHP shareholders as a whole and recommends that shareholders vote against the resolution. The Board’s response – The power to manage the business of BHP Group Limited is conferred on the Board. – Shareholders have several existing avenues to express opinions on the management of BHP. – Any reform to allow shareholders to propose advisory resolutions is a matter for government and should not be done on a company-by-company basis. The power to manage the business of BHP Group Limited is conferred on the Board by the Constitution. It is important that the Directors can make decisions using their business judgement about the business and affairs of the Group and in the interests of the Group and its shareholders as a whole. Shareholders have several avenues available to them to express their opinions about the management of BHP and request information from BHP. Shareholders already have a right under the Corporations Act to put resolutions to general meetings. In addition, the Board must (and does) in the normal course consider shareholder views which can be expressed through a range of channels. Shareholders can ask questions about or make comments on the management of BHP at any time, including at AGMs. There is also regular and extensive engagement between BHP (at Board Chair, Non-executive Director and management level) and its institutional and retail shareholders. If shareholders disapprove of actions taken by the Directors or their response to issues raised by shareholders, shareholders can refuse to re-elect them or remove them from office by ordinary resolution. The BHP Board’s policy on annual re-election of Non-executive Directors provides this opportunity to shareholders each year. BHP Group Limited Notice of Meeting 2022 19

Explanatory Notes continued If approved, the proposed amendment to the Constitution would allow resolutions to be put forward without any regulatory oversight or the thresholds required in other jurisdictions. For example, in the United States, shareholder resolutions are regulated (e.g. to prevent duplicate resolutions, resolutions designed to redress a personal grievance against a company and resolutions dealing with a matter that a company has already substantially implemented). In the United Kingdom, under widely used constitutional provisions, shareholder resolutions must be structured as special resolutions (requiring a 75% majority vote) and must be ‘directive’ rather than ‘advisory’. Imposing a constitutionally mandated obligation to put advisory resolutions to BHP’s shareholders would increase the scope for requisitioned resolutions to be used by groups whose interests are not aligned with, and may be contrary to, those of BHP. The Board is concerned that a constitutional right to propose such resolutions is likely to disproportionately favour those who have a practice of requisitioning special interest resolutions. This could result in the business of future shareholder meetings being increasingly dominated by non-binding special interest resolutions that focus on a single issue. The Board considers any change relating to shareholder requisitioned resolutions is a matter for the Australian Government, rather than a matter to be dealt with company-by-company through constitutional amendment. Addressing the matter through law reform has the benefit of ensuring that an appropriate weighing of considerations occurs, appropriate thresholds and oversight mechanisms are in place, and all Australian public companies are subject to the same requirement. The Board recommends shareholders vote against this Item. The Chair of the Meeting intends to vote undirected proxies against this Item. Item 14 Policy advocacy Item 14 requests that BHP proactively advocate for Australian policy settings that are consistent with the Paris Agreement’s objective of limiting global warming to 1.5°C. The Board recommends that shareholders vote against the resolution for the reasons set out below. The Board also does not support or agree with the supporting statement from the shareholders proposing Item 14. The Board’s response – BHP has publicly stated our belief that the world must pursue the aims of the Paris Agreement and BHP already advocates for climate policy relevant to the Group in a way that is consistent with the Paris Agreement objectives. – However, we believe that the resolution would unnecessarily interfere with the Board’s and management’s ability to assess and respond to future public policy developments taking into account all considerations relevant at that time and acting in the best interests of the company. The resolution is too broad and ambiguous as to what is expected of BHP. As a result, it would be inappropriate for the Board to make this commitment. – We recognise the role we play in collaborating with others to help the world progress towards achieving the aims of the Paris Agreement. We already advocate for good climate policy where it aligns with our published Global Climate Policy Standards and is in the best interests of BHP. We intend to continue to adopt this approach to our advocacy going forward. We are committed to sustainability and we strive to improve. As part of our upcoming Industry Association Review (IAR), we plan to review and, where appropriate, update our position on key climate policies in our Global Climate Policy Standards. 20 BHP Group Limited Notice of Meeting 2022

1 the Invitation Chair from 2 Notice General of Meeting Annual Explanatory Notes 4 and Participating voting    We believe we can best support climate policy development by ensuring we meet our own climate targets, goals and commitments, continuing to make the case for the economic opportunities arising from the energy transition, and focusing on those policy areas where we are likely to have the greatest ability to influence change. We do this by: 1) Making our position on climate clear.    The world must pursue the aims of the Paris Agreement with increased levels of national and global ambition to limit the impacts of climate change. Our view is that national governments should set long-term climate change targets consistent with, and intermediate targets that are aligned to, the Paris Agreement. 2) Transforming our structure and portfolio for the future, decarbonising world.    BHP has taken strategic steps to reshape our portfolio over the past two years and pursue growth in future facing commodities that support the energy transition. These steps are intended to shift the strategic alignment of BHP towards the aims of the Paris Agreement and help maximise the Group’s exposure to opportunities arising from an acceleration of global progress towards limiting warming to 1.5°C. 3) Engaging with the government on policy reform that is consistent with the Paris Agreement.    BHP already engages directly and regularly with governments on issues relating to climate change and the transition to net zero greenhouse gas emissions in the countries where we operate and our key markets, including Australia. We remain committed to developing policy advocacy positions that align with our support for meeting the aims of the Paris Agreement, harnessing opportunities to decarbonise our operations as cost effectively as possible, and promoting policies that support our key markets, including for commodities with significant exposure to the energy transition. We focus on areas where we have the greatest ability to influence change. For example, BHP supports the increase in Australia’s emissions reduction target from 28% to 43%, and the codifying of the target through legislation and formal submission to the UN as Australia’s Nationally Determined Contribution. BHP also supports the concept of transforming the Safeguard Mechanism into a baseline-and-credit scheme and using this scheme to contribute to the Australian Government’s medium-term and long-term emissions reduction targets. We stated both of these positions in our recent submission on the proposed reform of the Safeguard Mechanism. 4) Contributing to climate policy within industry associations. BHP is a member of industry associations and has published clear expectations regarding climate advocacy in our Global Climate Policy Standards. BHP reviews the alignment between BHP’s climate policy positions and those held by our member associations, and acts (such as ceasing or suspending our membership) where ‘material differences’ are identified. We will conduct our next formal IAR before the end of CY2022 (following similar reviews in 2017, 2019 and 2020). As part of the 2022 IAR, we plan to review and, where appropriate, update our position on key climate policies in our Global Climate Policy Standards and this may further clarify how our policy positions on climate change will be reflected in our advocacy. 5) Leveraging our influence. We participate in collective and collaborative initiatives to promote climate action. For example, BHP recently joined the First Movers Coalition, a global group of over 50 companies seeking to send a powerful market signal to commercialise zero-carbon technologies. We also partner with a range of other companies to support decarbonisation of our mining operations (such as through initiatives to advance the development of lower emissions truck fleets) and in our value chain (for example, through our partnerships with steel sector customers). BHP Group Limited Notice of Meeting 2022 21

Explanatory Notes continued BHP has been clear on our climate advocacy and must act in the best interests of the company The Board does not agree with the supporting statement from the shareholders proposing Item 14. It makes several requests and claims that the Board believes lack balance and context. The Board considers that the resolution and supporting statement do not provide an accurate account of the advocacy that BHP undertakes. BHP has publicly stated our belief that the world must pursue the aims of the Paris Agreement, and we recognise the role we play in collaborating with others to achieve progress in managing the challenges of climate change. We have stated these positions regularly and publicly. We are neither silent nor ambiguous. We are also clear with respect to the advocacy of the industry associations of which we are a member – that is, advocacy on climate policy should be underpinned by support for the aims of the Paris Agreement, and global agreements like the Paris Agreement that enable meaningful international cooperation on addressing climate change. However, the policy-making process is complex and change is neither smooth nor linear and the Board and management must retain the ability to be considered and act in the best interests of the company. The company must retain flexibility in relation to the form of advocacy it adopts. We do not believe that we need an additional obligation to proactively advocate as required by this resolution. There are many aspects to advocacy, and the resolution is not clear on how BHP should advocate or at what point BHP would be expected to ‘proactively’ lobby and step into a policy debate and is too broad in relation to the type of policy proposals with which BHP should engage. More generally, there is also a clear legal risk for BHP if the Board indicates that it supports a resolution, such as the one proposed, which commits the company to forward-looking, positive actions before any details or implications of such future actions can be understood. The risk of legal action by regulators, NGOs and other interested parties in relation to greenwashing is now significant and the Board does not consider it appropriate to unnecessarily expose the Group to that additional risk. We assess climate policy on a case-by-case basis. It is important that we are able to make decisions about the business and affairs of the Group and act in the interests of the company. Our approach and actions need to be targeted and deliberate so that they can be meaningful. Generally speaking, we are more likely to advocate where the impacts (positive or negative) are likely to be material, and where we believe a greater understanding of a mining or business perspective will benefit the policy debate. The nature of our advocacy will depend on the proposed change and it may involve lodging a submission to a consultation process or communicating our views with the media. It may also involve BHP operating on its own behalf or in conjunction with relevant industry associations. We believe shareholders expect this type of considered approach from a prudent company, and committing to the practices requested in the resolution would unduly interfere with the Board’s and management’s ability to assess and respond to future public policy proposals. BHP already advocates for Australian policy settings that are consistent with the Paris Agreement’s objective of limiting global warming to 1.5°C. The proposed resolution unduly interferes with the company’s ability to assess future policy proposals. The Board recommends shareholders vote against this Item. The Chair of the Meeting intends to vote undirected proxies against this Item. Item 15 Climate accounting and audit Item 15 requests that BHP include information in its audited financial statements which conflicts with the accounting standards applicable to BHP. As a result, the Board does not consider the proposal set out in Item 15 to be in the interests of BHP shareholders as a whole and recommends that shareholders vote against the resolution. 22 BHP Group Limited Notice of Meeting 2022

1 Invitation the Chair from 2 Notice General of Meeting Annual Explanatory Notes 4 and Participating voting    The Board’s response – This resolution requests that BHP include information in its audited financial statements which, given the expected positive impact on our portfolio valuation from an accelerated decarbonisation pathway, conflicts with the accounting standards and would potentially be misleading, and as a result, we cannot support it. – We recognise the importance of shareholders being able to understand the potential impacts on the Group’s financial position from risks and opportunities for their company arising from climate change. – We aspire to leadership in terms of climate disclosure. The climate-related disclosures in our corporate reporting, including in the basis of preparation and notes to our financial statements, have been enhanced in recent years, and these disclosures will continue to evolve as we further develop our assessment of the potential impacts of climate change and the transition to a low carbon economy. In preparing our financial statements, BHP is required to comply with the Corporations Act and the applicable accounting standards. BHP is required to provide a true and fair view of the financial position and performance of the Group. These financial statements are externally audited (including the consideration of climate-related risk by the external auditor), formally approved by the Board and laid before shareholders at each AGM. The financial statements are a key component of the Group’s annual disclosure and a core basis for investment by shareholders. It is not appropriate for the BHP Board to commit to include information in the financial statements that conflicts with the accounting standards, and is inherently speculative and potentially misleading. The requested disclosure conflicts with the accounting standards and carries with it a risk of misleading readers The scenario analysis in the BHP Climate Change Report 2020 (available at bhp.com), the assumptions and approach for which were subject to limited assurance from our auditors, indicates that our portfolio is resilient to the climate-related transitions in our climate scenarios and that the majority of our commodities would benefit from an accelerated decarbonisation pathway with a positive impact on our portfolio valuation. The resolution asks for these impacts to be included in the notes to the statutory financial statements which are required to be prepared strictly in accordance with the accounting standards. In our financial statements, the balances that are most susceptible to changes in climate-related assumptions include property, plant and equipment. These balances are prepared in accordance with the accounting standards and are measured on the basis of historical cost principles. While the requested sensitivity analysis may indicate that the value of our property, plant and equipment exceeds historical cost, positive remeasurement of such items is not permitted under the accounting standards when the financial statements apply historical cost principles. As a result, the disclosure of such a sensitivity would conflict with the accounting standards and be potentially misleading to users of our audited financial statements. The accounting standards set out the basis for the preparation of financial statements and require that the financial statements of the Group reflect our best estimate of the range of economic conditions that could exist in the foreseeable future. However in the absence of global signposts indicating that appropriate measures are in place to drive decarbonisation at the pace or scale required for the aims of the Paris Agreement to be achieved, BHP cannot appropriately prepare our statements or otherwise report on the basis of that being the most likely future outcome. The potential development of sustainability related disclosure standards may in due course facilitate additional financial statement disclosures, but in the interim, BHP must comply with the accounting standards in force at this time. BHP Group Limited Notice of Meeting 2022 23

Explanatory Notes continued BHP does not consider it appropriate that its statutory financial statements include inappropriately speculative predictions about future outcomes when the regulatory and policy environment is evolving so rapidly and where such information is in conflict with the accounting standards. The Group’s financial statements need to include meaningful and reliable information appropriate for investment decisions to be made based on that information. BHP includes extensive and market-leading climate-related disclosures We aspire to leadership in terms of climate-related disclosure because we recognise the importance of shareholders being able to understand the actual or potential impacts on the Group’s financial position from the risks and opportunities for their company arising from climate change. We take pride in being a market leader in this space and were one of the first companies to align our sustainability and climate-related disclosures with the recommendations of the Task Force on Climate- related Financial Disclosures in 2017. The climate-related disclosures in our corporate reporting have been enhanced in recent years, and these disclosures will continue to evolve as we further develop our assessment of the potential impacts of climate change and the transition to a low carbon economy. For example, as in previous years, EY was engaged by BHP to provide limited assurance over certain sustainability data and disclosures in our Annual Report 2022. In addition, our broader consideration of climate-related risks (including modelled scenarios) is assured as documented in our Annual Report 2022, Climate Change Report 2020 and Climate Transition Action Plan 2021. In the most recent assessment, BHP was assessed as one of the leading ‘Diversified Mining’ companies under the Climate Action 100+ Net Zero Company Benchmark. We are also broadly supportive of the intent of the reform currently being developed by the International Sustainability Standards Board (ISSB), established by the IFRS Foundation. ISSB is in the process of developing IFRS Sustainability Disclosure Standards (Sustainability Standards) which, once finalised and then adopted by relevant jurisdictions, are expected to provide a comprehensive global baseline of sustainability disclosures for the financial markets. It is not appropriate for BHP to change our approach now or commit to certain prescriptive disclosure requests before we know what will be required under these new standards. We take our compliance with the accounting standards seriously. We will continue to carefully consider the impact of climate-related risks on our financial statements in future reporting periods and provide disclosures that are consistent with the requirements of the accounting standards and not misleading to users of the financial statements. We will also monitor the development of the Sustainability Standards. Noting the favourable impact of climate change on our portfolio indicated by our scenario analysis and given the conflict with the accounting standards, it is currently not possible, and would be potentially misleading to users of the financial statements, for BHP to include all the information requested in this Item 15 within the audited financial statements. The Board recommends shareholders vote against this Item. The Chair of the Meeting intends to vote undirected proxies against this Item. By order of the Board Stefanie Wilkinson Group Company Secretary 24 BHP Group Limited Notice of Meeting 2022

1 Invitation from the Chair | 2 Notice of Annual General Meeting | 3 Explanatory Notes | 4 Participating and voting

Appendix

The notice of requisitioned resolutions included the following supporting statements by the requisitioners. By publishing the statements, BHP does not make any representations as to their truth or accuracy and disclaims any liability for their contents.

Statement by requisitioners in support of Item 13

Shareholder resolutions are a healthy part of corporate democracy in many jurisdictions other than Australia. As a shareholder, the Australasian Centre for Corporate Responsibility (ACCR) favours policies and practices that protect and enhance the value of our investments.

The Constitution of our company is not conducive to the right of shareholders to place ordinary resolutions on the agenda of the annual general meeting (AGM). In our view, this is contrary to the long-term interests of our company, our company's Board, and all shareholders in our company.

Permitting the raising of advisory resolutions by an ordinary resolution at a company's AGM is global best practice. Shareholders in any listed company in the UK, US, Canada or New Zealand enjoy this right.

Australian legislation and its interpretation in case law means that Australian shareholders are unable to directly propose ordinary resolutions for consideration at Australian companies' AGMs. In Australia, the Corporations Act 2001 provides that 100 shareholders or those with at least 5% of the votes that may be cast at an AGM with the right to propose a resolution.[1] However, section 198A specifically provides that management powers in a company reside with the Board.[2]

Case law in Australia has determined that these provisions, together with the common law, mean that shareholders cannot by resolution either direct that the company take a course of action, or express an opinion as to how a power vested by the company's constitution in the directors should be exercised.[3]

Australian shareholders wishing to have a resolution considered at an AGM have dealt with this limitation by proposing two part resolutions, with the first being a 'special resolution,' such as this one, that amends the company's constitution to allow ordinary resolutions to be placed on the agenda at a company's AGM. Such a resolution requires 75% support to be effective, and as no resolution of this kind has ever been supported by management or any institutional investors, none have succeeded. It is open to our company's Board to simply permit the filing of ordinary resolutions, without the need for a special resolution. We would welcome this, in this instance.

We note that the drafting of this resolution limits the scope of permissible advisory resolutions to those related to "an issue of material relevance to the company or the company's business as identified by the company", and that recruiting 100 individual shareholders in a company to support a resolution is by no means an easy or straightforward task. Both of these factors act as powerful barriers to the actualisation of any concern that such a mechanism could 'open the floodgates' to a large number of frivolous resolutions.

ACCR urges shareholders to vote for this proposal.

1 Sections 249D and 249N of the Corporations Act 2001 (Cth).

2 S198A of the Corporations Act provides that "[t]he business of a company is to be managed by or under the direction of the directors", and that "[t]he directors may exercise all the powers of the company except any powers that this Act or the company's constitution (if any) requires the company to exercise in general meeting."

3 National Roads & Motorists' Association v Parker (1986) 6 NSWLR 517; ACCR v CBA [2015] FCA 785). Parker turned on whether the resolution would be legally effective, with ACCR v CBA [2016] FCAFC 80 following this precedent on the basis that expressing an opinion would be legally ineffective as it would usurp the power vested in the directors to manage the corporation.

BHP Group Limited | Notice of Meeting 2022 | 25

Explanatory Notes continued Statement by requisitioners in support of Item 14 This resolution addresses our company’s potential to exert climate-positive policy influence in Australia. Australia is a long-time laggard on climate policy, but a recent change in government means that there is an immediate opportunity to accelerate the decarbonisation of its economy. The fossil fuel lobby remains the biggest impediment to Australia’s transition. Our company is the largest in Australia with significant influence and reach across the economy, politics and society. Our company states that it understands the “urgent global challenge”4 of climate change and the IPCC’s warning that warming of 2°C will have significantly worse consequences than limiting warming to 1.5°C.5 Given this understanding, and the major opportunity our company sees for its commodities from rapid decarbonisation,6 it is reasonable for shareholders to expect that our company uses its significant influence to call for policy that will enhance the probability of limiting warming to 1.5°C. Such efforts will protect and indeed enhance long term shareholder value. 2021 shareholder resolution In 2021, our company supported a shareholder resolution which sought that it review its industry associations, identify areas of inconsistency with the Paris Agreement, and suspend membership if inconsistency was identified. We look forward to seeing our company’s 2022 industry association review and expect an exit from the Queensland Resources Council at a minimum, due to its ongoing advocacy for thermal coal.7 Whilst constraining the negative advocacy of industry associations is crucially important, this resolution seeks that our company also independently advocates for climate policy that is 1.5°C aligned. We would expect such advocacy to be in the public domain and also with government policy makers. Miners of future-facing metals must counter the fossil lobby The 2022 IPCC Working Group III report on Mitigation of Climate Change identified that a major threat to limiting warming to 1.5°C is the “power of incumbent fossil fuel interests to block initiatives towards decarbonisation.”8 Australia received a special mention, with the IPCC stating that “campaigns by oil and coal companies against climate action in the US and Australia are perhaps the most well-known and largely successful.”9 The coal lobby, including our company’s industry associations such as the Minerals Council of Australia (MCA), continues to play a damaging role in Australia.10 Whilst the recent federal election in Australia set the stage for increased national climate ambition, there are signs that the MCA11 and the oil and gas industry12 will be seeking to water down the effectiveness of evolving climate policy. Unsurprisingly, campaigns that are oppositional to rapid decarbonisation are wielded by industries that have the most to lose as the world transitions away from fossil fuels. The share of our company’s revenue that is driven by fossil fuels has further declined as a result of the BHP Petroleum spinoff. Diversified mining companies have a significant amount to gain from ambitious climate policy,13 yet these companies are insufficiently supportive of such policies. It is not in our company’s interests to be silent or ambiguous about its preferred policy positions, particularly since the fossil fuel lobby is so vocal and obstructive. 4 https://www.bhp.com/-/media/documents/investors/annual-reports/2020/200910_bhpclimatechangereport2020.pdf#page=4 5 https://www.bhp.com/-/media/documents/investors/annual-reports/2020/200910_bhpclimatechangereport2020.pdf#page=8 6 https://www.bhp.com/-/media/documents/investors/annual-reports/2020/200910_bhpclimatechangereport2020.pdf#page=22 7 https://www.qrc.org.au/media-releases/qlds-high-quality-coal-industry-here-for-the-long-haul-qrc/ 8 https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf#page=234 9 https://report.ipcc.ch/ar6wg3/pdf/IPCC_AR6_WGIII_FinalDraft_FullReport.pdf#page=234 10 https://www.abc.net.au/news/2020-09-23/business-lobby-groups-stymie-climate-action-uk-think-tank-finds/12695162 11 https://www.minerals.org.au/news/mca-supports-maintaining-international-competitiveness-australia-heads-towards-net-zero 12 https://www.afr.com/companies/energy/japan-s-inpex-calls-for-carve-outs-from-labor-s-carbon-policy-20220819-p5bb9t 13 https://www.nature.com/articles/s43247-022-00346-4 26 BHP Group Limited Notice of Meeting 2022

1 the Invitation Chair from 2 General Notice of Meeting Annual Notes Explanatory 4 and Participating voting    Our company’s influence Our company is very willing to wield its political influence on issues that it sees as a threat to its business. In 2010, it helped to bring down Australian prime minister Kevin Rudd due to his proposed super profits tax for the mining industry.14 In 2017, our company lobbied against a proposed mining tax in Western Australia that saw a party leader lose his seat.15 In 2022, it has thrown its weight behind an emerging campaign against the Queensland government’s coal royalty rate rise.16 History shows that our company can get what it wants by way of policy in this country. Whilst such aggressive lobbying against taxation is not condoned, shareholders should question why our company is not applying a similar assertive approach to advocacy for the policy settings required to limit warming to 1.5°C. On numerous occasions, such as when our company17 and its industry associations were successful in campaigning for the repeal of Australia’s carbon pricing mechanism,18 our company has used its influence to undercut climate action. Whilst there are some promising early signs our company may start to advocate for the opportunities and new sources of national prosperity from decarbonisation,19 it is not yet using its extensive political influence to enhance the ambition of climate policies in Australia in support of 1.5°C. Policy opportunities As a major winner from rapid decarbonisation, our company should consistently and positively advocate in line with the 1.5°C goal. Specific advocacy opportunities include: – Publicly supporting significantly enhanced ambition in Australia’s Nationally Determined Contribution for 2030 and 2035. – Advocating for the Australian government’s Safeguard Mechanism20 to incentivise real reductions in industrial emissions over land based offsets, for scheme settings to allow for ambition to be ratcheted up, and to prevent carve outs or loopholes. – Proactively engaging with policy ideas to decarbonise Australia’s mining industry, such as proposals to phase out the fuel tax rebate for the mining sector to incentivise the electrification of mine haulage.21 Just last year the MCA, our company’s industry association, aggressively resisted such a proposal.22 – Openly supporting proposals to insert a climate trigger for state and federal government project approvals. – Actively supporting enhanced renewable energy rollout and electrification policies. – Advocating for the adoption of best practice technologies to accurately measure methane fugitives from coal mining, including the use of local ground based monitors, satellites and aerial surveys. – Lobbying governments to establish enabling policy for a global green iron and steel industry. – Working to ensure none of its industry associations are lobbying against a 1.5°C trajectory. It is expected that our company considers the climate implications of all of its direct and indirect policy advocacy and aligns its approach to 1.5°C. ACCR urges shareholders to vote for this proposal. 14 https://www.smh.com.au/business/a-snip-at-22m-to-get-rid-of-pm-20110201-1acgj.html 15 https://www.afr.com/politics/how-bhp-billiton-rio-tinto-felled-wa-nationals-leader-brendon-grylls-20170316-guzycw 16 https://www.afr.com/companies/mining/queensland-coal-royalty-hike-will-scare-away-investors-bhp-20220714-p5b1lc 17 https://www.smh.com.au/national/bhp-welcomes-repeal-of-carbon-tax-20140717-3c351.html 18 https://www.abc.net.au/news/2020-09-23/business-lobby-groups-stymie-climate-action-uk-think-tank-finds/12695162 19 https://treasury.gov.au/sites/default/files/2022-03/258735_bhp.pdf 20 https://consult.industry.gov.au/safeguard-mechanism-reform-consultation-paper 21 https://www.afr.com/companies/mining/forrest-says-diesel-rebate-should-go-after-2025-20211123-p59bfk# 22 https://www.miningweekly.com/article/miners-warn-against-change-in-fuel-rebate-2021-11-22/rep_id:3650 BHP Group Limited Notice of Meeting 2022 27

Explanatory Notes continued Statement by requisitioners in support of Item 15 Our company ‘believe[s] the world must pursue the aims of the Paris Agreement’ and it aims to ensure its ‘capital expenditure plans are not misaligned with the Paris Agreement’s aim to pursue efforts to limit global warming to 1.5°C’.23 Despite this, and against investor expectations, our company does not adequately consider climate change in its audited financial statements. In the 2022 CA100+ Net Zero Company Benchmark, our company’s 2021 financial statements and audit report were reviewed for the provisional Climate Accounting and Audit assessment.24 Our company met one of the seven assessment criteria. The audit report25 in our company’s 2022 financial statements discloses qualitative information regarding climate change, which may meet one further criteria, leaving five criteria unmet. This exclusion of climate risks from our company’s financial reporting and audit “reduces an investor’s ability to make investment, engagement and voting decisions”.26 Implementation of this resolution By adhering to the ask of this resolution, our company is expected to include the following in the notes to its financial statements: – Scenarios and assumptions: Explain which scenarios have been used and the quantitative assumptions they include. Explain and justify any deviations from commonly used scenarios, such as the IEA or the Network for Greening the Financial System Net Zero by 2050 scenarios. This includes detail on 1.5°C overshoot and key variances in commodity price assumptions. – Results: Disclose how the transition and physical risks affect asset valuation and impairments, provisions and credit losses in the different climate scenarios. Provide results by commodity. It is also expected that the audit report demonstrates the auditor has assessed the impacts of climate-related matters, ensured the veracity of the scenario(s) selected and identified inconsistencies between the financial statements and other information, such as climate change disclosures. Our company’s value is sensitive to climate change Our company states it “is exposed to a range of transition risks that could affect the execution of our strategy or our operational efficiency, asset values and growth options, resulting in a material adverse impact on our financial performance, share price or reputation, including litigation. The complex and pervasive nature of climate change means transition risks are interconnected with and may amplify our other risk factors”.27 Changing weather patterns and more extreme weather events, driven by climate change, also directly confront our company’s business operations. 23 https://www.bhp.com/-/media/documents/media/reports-and-presentations/2022/220816_appendix4e.pdf 24 https://www.climateaction100.org/company/bhp/#skeletabsPanel4 25 https://www.bhp.com/-/media/documents/media/reports-and-presentations/2022/220816_appendix4e.pdf#page=178 26 https://www.unpri.org/download?ac=14597#page=7 27 https://www.bhp.com/-/media/documents/media/reports-and-presentations/2022/220816_appendix4e.pdf 28 BHP Group Limited Notice of Meeting 2022

1 the Invitation Chair from 2 General Notice of Meeting Annual Notes Explanatory 4 and Participating voting    Whilst the energy transition presents significant upside for a number of our company’s commodities, transition risks have been realised for the New South Wales Energy Coal Cash Generating Unit (CGU), as seen in the restated 2021 financial statement, when it was impaired by $1,057 million due to “changes in energy coal prices”.28 Many credible agencies, including the Reserve Bank of Australia,29 have published data showing reduced demand for Australian metallurgical coal in low carbon scenarios. This suggests our company’s metallurgical coal assets may also be at risk of impairment in a below 2°C or 1.5°C pathway. Consistent with investor expectations In 2020, investor groups representing over US$103 trillion AUM globally issued a letter seeking that companies reflect climate-related risks in financial reporting.30 Subsequently, the Institutional Investors Group on Climate Change (IIGCC) outlined its ‘unequivocal’ expectation that companies and auditors will deliver ‘Paris-aligned accounts’, defined as “accounts that properly reflect the impact of getting to net zero emissions by 2050 for assets, liabilities, profit and losses”.31 IIGCC expects directors to: affirm that the Paris Agreement goals were considered in preparing the accounts; explain, in the Notes, how critical accounting judgements are consistent with NZE by 2050 (or if these assumptions are not used, why not); present results of sensitivity analysis around Paris-aligned assumptions; state any implications for dividend paying capacity of Paris-alignment. IIGCC also expects companies to account for any inconsistency between its narrative reporting on climate risks and the assumptions made in accounting. CA100+’s Net Zero Benchmark assesses whether company accounting disclosures and practices adequately reflect climate change risk, and the global movement towards NZE GHG emissions by 2050 or sooner. The CA100+ initiative – representing more than 700 global investors managing AUM $68 trillion – expects that ‘net zero aligned’ companies and auditors will provide investors with oversight of how accelerating decarbonisation, in line with the 2050 trajectory, will affect a company’s financial position and profitability.32 Some investors are already expressing their expectations around reflection of climate in company financial statements and audits in their voting decisions.33 28 https://www.bhp.com/-/media/documents/media/reports-and-presentations/2022/220816_appendix4e.pdf 29 https://www.rba.gov.au/publications/bulletin/2021/sep/towards-net-zero-implications-for-australia-of-energy-policies-in-east-asia.html 27 https://www.bhp.com/-/media/documents/media/reports-and-presentations/2022/220816_appendix4e.pdf 28 https://www.bhp.com/-/media/documents/media/reports-and-presentations/2022/220816_appendix4e.pdf 29 https://www.rba.gov.au/publications/bulletin/2021/sep/towards-net-zero-implications-for-australia-of-energy-policies-in-east-asia.html 30 https://www.unpri.org/accounting-for-climate-change/investor-groups-call-on-companies-to-reflect-climate-related-risks-in-financial-reporting/6432.article 31 https://sarasinandpartners.com/wp-content/uploads/2020/11/Investor-Expectations-for-Paris-aligned-Accounts.pdf 32 https://www.climateaction100.org/wp-content/uploads/2021/11/CA100-CTI_CAP-Accounting-and-Audit-Indicator-methodology-Nov-21.pdf#page=4 33 https://sarasinandpartners.com/row/stewardship-post/riotinto-voting-for-net-zero-accounting/ BHP Group Limited Notice of Meeting 2022 29

Explanatory Notes continued Consistent with accounting standards Existing Australian and global accounting standards set an expectation that climate-related risks are integrated into financial statements. The Australian Accounting Standards Board (AASB) Practice Statement 2, Making Materiality Judgements, is clear that ‘information is material if omitting it or misstating it could influence decisions that users make on the basis of financial information about a specific reporting entity’.34 Therefore, and as the AASB/AUASB noted in 2019, investor statements on the importance of climate-related risks to their decision-making will often render these risks ‘material’ to a company, requiring them to be reflected in financial statements.35 Our company considers climate change to be ‘a material governance issue and a strategic issue’.36 In 2020, the International Financial Reporting Standards (IFRS) board issued an implementation document explaining how elements of 12 separate IFRS standards may introduce requirements to make climate disclosures in financial statements.37 Finally, if Australia develops sustainability-related reporting requirements that are aligned with the ISSB [Draft] IFRS S2 Climate-related Disclosure standard,38 the AASB has stated these will ‘supplement and complement’ information provided in financial statements.39 Consequently this shareholder resolution is a complementary extension of the anticipated sustainability standards. ACCR urges shareholders to vote for this proposal. 34 https://www.aasb.gov.au/admin/file/content102/c3/AASBPS2_12-17.pdf 35 https://www.aasb.gov.au/admin/file/content102/c3/AASB_AUASB_Joint_Bulletin_Finished.pdf 36 https://www.bhp.com/-/media/documents/investors/annual-reports/2020/200910_bhpclimatechangereport2020.pdf 37 https://www.ifrs.org/content/dam/ifrs/supporting-implementation/documents/effects-of-climate-related-matters-on-financial-statements.pdf 38 https://www.aasb.gov.au/admin/file/content105/c9/ACCED321-04-21.pdf 39 https://www.aasb.gov.au/admin/file/content105/c9/ACCED321-04-21.pdf#page=19 30 BHP Group Limited Notice of Meeting 2022

1 the Invitation Chair from 2 Notice General of Meeting Annual 3 Notes Explanatory Participating and voting    Participating and voting If you are a shareholder and hold your BHP Group Limited shares directly, you can: Before the meeting: Submit your questions by Thursday 3 November 2022 online at bhp.com/limitedagm. At the meeting: Attend the meeting in person at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. Before the meeting: Appoint a proxy and submit your proxy form no later than 10:00am (Perth time) on Tuesday 8 November 2022 electronically, by hand delivery, post or by fax. You can also appoint a corporate representative or attorney to vote on your behalf. At the meeting: Attend the meeting in person at the Perth Convention and Exhibition Centre, 21 Mounts Bay Road, Perth, Western Australia. If you have appointed a proxy, corporate representative or attorney, they will be able to vote on your behalf at the meeting. In person: You can attend the meeting in person at the Perth Convention and Exhibition Centre,    21 Mounts Bay Road, Perth, Western Australia. Online: You can watch a live webcast of the AGM at bhp.com/limitedagm. BHP Group Limited Notice of Meeting 2022 31

Participating and voting continued shareholder This section and provides hold your information BHP Group on participating Limited shares and directly. voting if you are a 1. Am I eligible to vote at the AGM? 3. How the AGM? do I ask questions at In accordance with Regulation 7.11.37 of the Corporations Regulations 2001 (Cth), persons Shareholders as a whole will have a reasonable who are registered holders of shares in BHP as at opportunity to make comments and ask questions 4:00pm (Perth time) on Tuesday 8 November 2022 on all the items of business set out in this Notice of will be entitled to attend and vote at the AGM as a Meeting during the AGM (including a reasonable shareholder. Share transfers registered after that opportunity to ask questions of the Auditor). time will be disregarded in determining entitlements Shareholders are requested to restrict to attend and vote at the AGM. themselves to two questions or comments initially. If more than one joint holder of shares is present Further questions or comments may be considered at the AGM (whether personally, by proxy or by if time permits. There may not be sufficient time attorney or by representative) and tenders a vote, available to address all of the comments and only the vote of the joint holder whose name questions raised. appears first on the register will be counted. All items of business set out in the Notice of 4. How before do the I ask AGM? questions of BHP Meeting will be decided by way of a poll. On a poll, Shareholders are encouraged to submit questions in shareholders have one vote for every fully paid advance of the AGM online at bhp.com/limitedagm ordinary share held (subject to the restrictions on by Thursday 3 November 2022. The Chair of the voting set out in this Notice of Meeting). AGM will endeavour to address the key themes 2. How can I attend the AGM in raised during the AGM. However, there may not be person or watch the AGM online? sufficient time available at the AGM to address all questions raised. Note that individual responses will If you are attending in person, you must register at not be sent to shareholders. the AGM. The registration desks will be open from 9:00am (Perth time) and we ask that you arrive at 5. How do I ask questions of the least 30 minutes before proceedings start to allow Auditor before the AGM? sufficient time to complete registration. Shareholders may submit written questions to The proxy form you receive with your Notice of BHP’s Auditor regarding the content of the Auditor’s Meeting contains a personalised barcode, which can Report or the conduct of its audit of the annual be scanned to register your attendance at the AGM. financial report for the year ended 30 June 2022. Bring your proxy form with you to the AGM to make Shareholders may submit questions to the Auditor in the registration process simpler. advance of the AGM online at bhp.com/limitedagm by 3 November 2022. You may also watch a live webcast online as a guest at bhp.com/limitedagm. You will not be able BHP will make available to shareholders to ask questions or vote online when using the participating in the AGM a copy of the list of the webcast facility. relevant questions directed to the Auditor that were received in writing. If written answers are tabled at the AGM, they will be made available to shareholders as soon as practicable after the AGM. The Auditor is not required to provide individual responses to shareholders. 32 BHP Group Limited Notice of Meeting 2022

1 Invitation from the Chair | 2 Notice of Annual General Meeting | 3 Explanatory Notes | 4 Participating and voting

6. How does voting by proxy work?

Shareholders who would like to appoint a proxy

Shareholders entitled to attend and vote at the meeting have the right to appoint a proxy to attend and vote for them. The proxy does not need to be a shareholder and can be an individual or a body corporate.

Shareholders holding two or more shares can appoint either one or two proxies. If two proxies are appointed, the appointing shareholder can specify what proportion or number of their votes they want each proxy to exercise. If no proportion or number is specified, each proxy may exercise half the shareholder's votes.

Shareholders who wish to indicate how their proxy should vote should mark the appropriate boxes on the proxy form. If a proxy is not directed how to vote on an item of business, or should any resolution other than those specified in this Notice of Meeting be proposed at the AGM, the appointing shareholder is authorising the proxy to vote as they decide, subject to any applicable voting exclusions.

Shareholders who return their proxy forms with a direction on how to vote but do not nominate the identity of their proxy will be taken to have appointed the Chair of the AGM as their proxy to vote on their behalf.

Proxy voting on Items 11 and 12

BHP's KMP (which includes each of the Directors and executives named in BHP's 2022 Remuneration Report) and their closely related parties will not be able to vote as proxy on Items 11 and 12 unless you direct them how to vote (or the Chair of the AGM is your proxy, in which case refer to the next paragraph). If you intend to appoint any of those persons as your proxy, ensure you direct them how to vote on Items 11 and 12 otherwise they will not be able to cast a vote as your proxy on the relevant Item.

If you appoint the Chair of the AGM as your proxy, you can direct the Chair how to vote. If you appoint the Chair of the AGM as your proxy, or the Chair of the AGM is appointed as your proxy by default, but you do not mark a box next to Item 11 or 12, then by signing and submitting the proxy form, you will be expressly authorising the Chair of the AGM to vote as he decides in respect of the relevant Item, even though the Items are connected with the remuneration of the BHP's KMP.

Proxy voting on a poll

All Items will be decided by poll. On a poll, any directed proxies that are not voted at the meeting will automatically default to the Chair of the AGM, who is required to vote proxies as directed.

Note that for proxies without voting instructions that are exercisable by the Chair of the AGM, the Chair intends to vote all available proxies in favour of Items 2 to 12 and against Items 13, 14 and 15.

7. How do I submit a proxy form?

To appoint a proxy, submit the proxy form no later than 10:00am (Perth time) on 8 November 2022.

BHP encourages you to register your voting or proxy instructions online via the Share Registry website at www.investorvote.com.au. Only registered BHP shareholders may access this facility. You will need your Control Number and your HIN or SRN and postcode for your shareholding.

Alternatively you may:

- hand deliver or post to BHP Share Registrar Computershare Investor Services Pty Limited Yarra Falls, 452 Johnston Street, Abbotsford VIC 3067. Postal address: GPO Box 782, Melbourne VIC 3001 Australia
- fax to 1800 783 447 (within Australia) or +61 3 9473 2555 (outside Australia)
- for Intermediary Online users only (custodians): submit at intermediaryonline.com

BHP Group Limited | Notice of Meeting 2022 | 33

Participating and voting continued 8. a I am corporate a representative shareholder. of 10. If I hold shares through BHP Shareplus, how do I vote? How can I attend and vote? The Shareplus administrator will email you information on how to vote in the upcoming A body corporate that is a shareholder, or which AGM. You must submit your vote by Thursday has been appointed as a proxy, may appoint an 3 November 2022. individual to act as its representative at the AGM. The appointment must comply with the requirements 11. I am not a shareholder, how can I of section 250D of the Corporations Act. watch the meeting? The representative should bring to the AGM Non-shareholders (who are not proxyholders, evidence of their appointment, including any corporate representatives, or attorneys) may authority under which it has been signed in the be admitted to the AGM at the discretion same manner, and by the same time as outlined of BHP as a guest and are requested to previously for proxy forms, unless it has previously register by 5:00pm (Perth time) Wednesday been given to BHP. 9 November 2022 by emailing their details to BHPAGMattendance@computershare.com.au. 9. I have a power of attorney from a shareholder. How can I attend Non-shareholders may also watch a live webcast and vote? online as a guest at bhp.com/limitedagm. You will not be able to ask questions or vote online when A shareholder entitled to attend and vote may using the webcast facility. appoint an attorney to act on their behalf at the AGM. An attorney may, but need not be, a shareholder of BHP. Attorneys must submit the instrument appointing the attorney and the authority under which the instrument is signed or a certified copy of the authority, in the same manner, and by the same time, as outlined for proxy forms, unless previously given to BHP. 34 BHP Group Limited Notice of Meeting 2022

1 Invitation from the Chair | 2 Notice of Annual General Meeting | 3 Explanatory Notes | 4 Participating and voting

If you hold BHP shares that are traded on an international exchange

The way you hold your BHP shares may have changed following the unification of BHP's dual listed company structure in January 2022. If you hold BHP shares that are traded on an international exchange, you can attend the meeting in person as a guest or watch the webcast online at bhp.com/limitedagm. If you would like to vote, you should do so in advance of the meeting following the instructions set out below. If you would like more information about your shareholdings or how to participate in the meeting, contact BHP's registrar Computershare via www.investorcentre.com/contact or by phone on 1300 656 780 (within Australia) or +61 3 9415 4020 (outside Australia).

I hold depositary interests (through CREST)

If you hold UK depositary interests via CREST, you can vote online via the CREST system at www.investorcentre.co.uk/eproxy or via the Form of Instruction by instructing Computershare how to exercise voting rights.

Submit your vote by 12:00 noon (GMT) on Friday 4 November 2022.

I hold depositary interests (through the CSN Facility)

If you hold UK depositary interests via the Corporate Sponsored Nominee Facility, you can vote online at www.investorcentre.co.uk/eproxy or via the Form of Direction by directing Computershare how to exercise voting rights.

Submit your vote by 12:00 noon (GMT) on Thursday 3 November 2022.

I hold shares in dematerialised form through STRATE

If you hold your shares in dematerialised form through STRATE, you should submit your voting instructions to your CDSP or broker on the terms of your custody mandates.

I hold American Depositary Shares

If you hold American Depositary Shares, you should contact the registered holder, custodian or broker or whoever administers the investment on your behalf in relation to exercising voting rights.

Holders of American Depositary Shares should contact that party in relation to any voting and participation rights under the deposit agreement.

BHP Group Limited | Notice of Meeting 2022 | 35

Location of the Annual General Meeting Perth Underground S t o l m a l c M St G eorg es T erra ce Eliza’s Hilton Parmelia Lookout t S M m ou Town Hall nt a s i Perth B l a l y Rd W i Museum Convention Perth and Exhibition Centre Court Supreme Elizabeth Quay How to access information on BHP You will always be able to access and read our Notice of Meeting on our website at bhp.com, along with a range of other publications that BHP produces. You can make an election as to how you would like to receive certain documents (including Annual Reports, Notices of Meeting and proxy/voting forms), including in physical or electronic form. To tell us your preference, go to https://www-au.computershare.com/Investor/#Home and follow the prompts. Read our reports at bhp.com Annual Appendix Economic Report 2022 4E 2022 Contribution Report 2022 Printed in Australia by IVE on FSC® certified paper. IVE Environmental Management System is certified to ISO 14001. 100% of the inks used are vegetable oil based. This document is printed on Hanno Art Plus Silk, containing fibre sourced from well managed, responsible, FSC® certified forests. The pulp used in this product is bleached using an elemental chlorine free (ECF) process. Cover image: Potash mine wall. Getty Images. 36 BHP Group Limited Notice of Meeting 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP Group Limited

Date: October 3, 2022	By:	/s/ Stefanie Wilkinson
	Name:	Stefanie Wilkinson
	Title:	Group Company Secretary